Exhibit 99.1

Overland Storage® Enters into Strategic Partnership with BDT and Settles Patent Lawsuit

San Diego, CA—July 30, 2014—Overland Storage, Inc. (NASDAQ:OVRL), a trusted global provider of unified data management and protection solutions across the data lifecycle, today announced that it has settled all claims in its patent infringement litigation filed against BDT Media Automation GmbH. As part of the settlement agreement, Overland Storage has entered into a patent cross-license agreement with BDT Media Automation GmbH and a strategic investment in Overland Storage by BDT.

The settlement and cross-license agreement effectively concludes Overland Storage’s 2012 lawsuit filed in the U.S. District Court for the Southern District of California, and with the United Stated International Trade Commission, against BDT AG; BDT Products, Inc.; BDT-Solutions GmbH & Co. KG; BDT Automation Technology (Zhuhai FTZ) Co., Ltd.; and BDT de Mexico, S. de R.L. de C.V. The litigation pertained to partitioning media elements and the “mail slot” feature in automated media devices. In addition, Overland Storage agreed to dismiss with prejudice Case Number 12-cv-1598-JLS brought by Overland against PivotStor, LLC.

“We are pleased that we are able to settle the litigation and move forward as partners,” said Eric Kelly, CEO of Overland. “We can now focus on growing our market position in the tape and automation segment in collaboration with BDT and provide even greater choice for our customers.”

About BDT

Founded in 1967, BDT Media Automation GmbH is a market leader for B2 digital print feeders, and a leading worldwide technology partner of major corporations in the IT and printing industry. With operations in Germany, U.S., Mexico, China and Singapore, BDT’s expertise includes data management, data protection and print media handling.

About Overland Storage

Overland Storage is a trusted global provider of unified data management and data protection solutions across the data lifecycle. The Company delivers one of the most extensive and complementary product portfolios and service offerings in the industry. By providing an integrated range of technologies and services for primary, nearline, offline, and archival data storage, Overland Storage and Tandberg Data, a wholly-owned subsidiary of Overland, make it easy and cost-effective to manage different tiers of information over the data lifecycle, whether distributed data is across the hall or across the globe. Overland Storage recently announced its proposed merger with Sphere 3D Corporation (NASDAQ:ANY). This alliance is intended to bring together next generation technologies for virtualization and cloud coupled with end-to-end scalable storage offerings allowing them to address the larger and growing virtualization and cloud markets. Overland Storage and Tandberg Data solutions are available through a select network of value-added resellers and system integrators. For more information, visit www.overlandstorage.com or www.tandbergdata.com.

Overland Storage, the Overland logo and Tandberg Data are trademarks or registered trademarks of Overland Storage, Inc. that may be registered in some jurisdictions. All other trademarks are the property of their respective owners.

Contact:

Pattie Adams

+1 (408) 283-4779

padams@overlandstorage.com

www.overlandstorage.com

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